SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Allbirds, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

01675A109

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐         Rule 13d-1(b)

☐         Rule 13d-1(c)

☒        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 15 Pages

Exhibit Index Contained on Page 12

CUSIP NO. 01675A109	13 G	Page 2 of 12

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Maveron Equity Partners V, L.P. (“MEP V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
11,587,344 shares, except that Maveron General Partner V LLC (“Maveron GP V”), the general partner of MEP V, may be deemed to have sole power to vote these shares, and Dan Levitan (“Levitan”), David Wu (“Wu”), and Jason Stoffer (“Stoffer”), the managing members of Maveron GP V, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

11,587,344 shares, except that Maveron GP V, the general partner of MEP V, may be deemed to have sole power to dispose of these shares, and Levitan, Wu, and Stoffer, the managing members of Maveron GP V, may be deemed to have shared power to dispose of these shares.

8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	11,587,344
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	10.7%[1]
12	TYPE OF REPORTING PERSON*	PN

1 Based on 96,215,382 shares outstanding as of November 1, 2022, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on November 9, 2022. The shares of the Reporting Person include 11,587,344 shares of Class B Common Stock, which are convertible into shares of Class A Common Stock at the election of the holder at an exchange rate of 1:1, and represent 7.8% of the issuer’s outstanding Common Stock, based on a total of 149,353,111 outstanding shares as of November 1, 2022, which represents 96,215,382 shares of Class A Common Stock and 53,137,729 shares of Class B Common Stock, assuming the conversion of all Class B Common Stock into Class A Common Stock.

CUSIP NO. 01675A109	13 G	Page 3 of 12

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Maveron V Entrepreneurs’ Fund, L.P. (“Maveron-Entrepreneurs’”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,438,260 shares, except that Maveron GP V, the general partner of Maveron-Entrepreneurs’, may be deemed to have sole power to vote these shares, and Levitan, Wu, and Stoffer, the managing members of Maveron GP V, may be deemed to have shared power to vote these shares
6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

1,438,260 shares, except that Maveron GP V, the general partner of Maveron-Entrepreneurs’, may be deemed to have sole power to dispose of these shares, and Levitan, Wu, and Stoffer, the managing members of Maveron GP V, may be deemed to have shared power to dispose of these shares.

8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,438,260
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	1.5%[1]
12	TYPE OF REPORTING PERSON*	PN

1 Based on 96,215,382 shares outstanding as of November 1, 2022, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on November 9, 2022. The shares of the Reporting Person include 1,438,260 shares of Class B Common Stock, which are convertible into shares of Class A Common Stock at the election of the holder at an exchange rate of 1:1, and represent 1.0% of the issuer’s outstanding Common Stock, based on a total of 149,353,111 outstanding shares as of November 1, 2022, which represents 96,215,382 shares of Class A Common Stock and 53,137,729 shares of Class B Common Stock, assuming the conversion of all Class B Common Stock into Class A Common Stock.

CUSIP NO. 01675A109	13 G	Page 4 of 12

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MEP Associates V, L.P. (“Maveron-Associates”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
3,798,726 shares, except that Maveron GP V, the general partner of Maveron-Associates, may be deemed to have sole power to vote these shares, and Levitan, Wu, and Stoffer, the managing members of Maveron GP V, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

3,798,726 shares, except that Maveron GP V, the general partner of Maveron-Associates, may be deemed to have sole power to dispose of these shares, and Levitan, Wu, and Stoffer, the managing members of Maveron GP V, may be deemed to have shared power to dispose of these shares.

8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,798,726
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	3.8%[1]
12	TYPE OF REPORTING PERSON*	PN

1 Based on 96,215,382 shares outstanding as of November 1, 2022, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on November 9, 2022. The shares of the Reporting Person include 3,798,726 shares of Class B Common Stock, which are convertible into shares of Class A Common Stock at the election of the holder at an exchange rate of 1:1, and represent 2.5% of the issuer’s outstanding Common Stock, based on a total of 149,353,111 outstanding shares as of November 1, 2022, which represents 96,215,382 shares of Class A Common Stock and 53,137,729 shares of Class B Common Stock, assuming the conversion of all Class B Common Stock into Class A Common Stock.

CUSIP NO. 01675A109	13 G	Page 5 of 12

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Maveron General Partner V LLC (“Maveron GP V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
16,824,330 shares, of which 11,587,344 are directly owned by MEP V, 1,438,260 are directly owned by Maveron-Entrepreneurs’, and 3,798,726 are directly owned by Maveron-Associates. Maveron GP V, the general partner of MEP V, Maveron-Entrepreneurs’, and Maveron-Associates, may be deemed to have sole power to vote these shares, and Levitan, Wu, and Stoffer, the managing members of Maveron GP V, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

16,824,330 shares, of which 11,587,344 are directly owned by MEP V, 1,438,260 are directly owned by Maveron-Entrepreneurs’, and 3,798,726 are directly owned by Maveron-Associates. Maveron GP V, the general partner of MEP V, Maveron-Entrepreneurs’, and Maveron-Associates, may be deemed to have sole power to dispose of these shares, and Levitan, Wu, and Stoffer, the managing members of Maveron GP V, may be deemed to have shared power to dispose of these shares

8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	16,824,330
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	14.9%[1]
12	TYPE OF REPORTING PERSON*	OO

1 Based on 96,215,382 shares outstanding as of November 1, 2022, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on November 9, 2022. The shares of the Reporting Person include 16,824,330 shares of Class B Common Stock, which are convertible into shares of Class A Common Stock at the election of the holder at an exchange rate of 1:1, and represent 11.3% of the issuer’s outstanding Common Stock, based on a total of 149,353,111 outstanding shares as of November 1, 2022, which represents 96,215,382 shares of Class A Common Stock and 53,137,729 shares of Class B Common Stock, assuming the conversion of all Class B Common Stock into Class A Common Stock.

CUSIP NO. 01675A109	13 G	Page 6 of 12

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dan Levitan (“Levitan”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6	SHARED VOTING POWER
		16,824,330 shares, of which 11,587,344 are directly owned by MEP V, 1,438,260 are directly owned by Maveron-Entrepreneurs’, and 3,798,726 are directly owned by Maveron-Associates. Maveron GP V, the general partner of MEP V, Maveron-Entrepreneurs’, and Maveron-Associates, may be deemed to have sole power to vote these shares, and Levitan, Wu, and Stoffer, the managing members of Maveron GP V, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0
8	SHARED DISPOSITIVE POWER
		16,824,330 shares, of which 11,587,344 are directly owned by MEP V, 1,438,260 are directly owned by Maveron-Entrepreneurs’, and 3,798,726 are directly owned by Maveron-Associates. Maveron GP V, the general partner of MEP V, Maveron-Entrepreneurs’, and Maveron-Associates, may be deemed to have sole power to dispose of these shares, and Levitan, Wu, and Stoffer, the managing members of Maveron GP V, may be deemed to have shared power to dispose of these shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	16,824,330
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	14.9%[1]
12	TYPE OF REPORTING PERSON*	IN

1 Based on 96,215,382 shares outstanding as of November 1, 2022, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on November 9, 2022. The shares of the Reporting Person include 16,824,330 shares of Class B Common Stock, which are convertible into shares of Class A Common Stock at the election of the holder at an exchange rate of 1:1, and represent 11.3% of the issuer’s outstanding Common Stock, based on a total of 149,353,111 outstanding shares as of November 1, 2022, which represents 96,215,382 shares of Class A Common Stock and 53,137,729 shares of Class B Common Stock, assuming the conversion of all Class B Common Stock into Class A Common Stock.

CUSIP NO. 01675A109	13 G	Page 7 of 12

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David Wu (“Wu”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6	SHARED VOTING POWER
		16,824,330 shares, of which 11,587,344 are directly owned by MEP V, 1,438,260 are directly owned by Maveron-Entrepreneurs’, and 3,798,726 are directly owned by Maveron-Associates. Maveron GP V, the general partner of MEP V, Maveron-Entrepreneurs’, and Maveron-Associates, may be deemed to have sole power to vote these shares, and Levitan, Wu, and Stoffer, the managing members of Maveron GP V, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0
8	SHARED DISPOSITIVE POWER.
		16,824,330 shares, of which 11,587,344 are directly owned by MEP V, 1,438,260 are directly owned by Maveron-Entrepreneurs’, and 3,798,726 are directly owned by Maveron-Associates. Maveron GP V, the general partner of MEP V, Maveron-Entrepreneurs’, and Maveron-Associates, may be deemed to have sole power to dispose of these shares, and Levitan, Wu, and Stoffer, the managing members of Maveron GP V, may be deemed to have shared power to dispose of these shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	16,824,330
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	14.9%[1]
12	TYPE OF REPORTING PERSON*	IN

1 Based on 96,215,382 shares outstanding as of November 1, 2022, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on November 9, 2022. The shares of the Reporting Person include 16,824,330 shares of Class B Common Stock, which are convertible into shares of Class A Common Stock at the election of the holder at an exchange rate of 1:1, and represent 11.3% of the issuer’s outstanding Common Stock, based on a total of 149,353,111 outstanding shares as of November 1, 2022, which represents 96,215,382 shares of Class A Common Stock and 53,137,729 shares of Class B Common Stock, assuming the conversion of all Class B Common Stock into Class A Common Stock.

CUSIP NO. 01675A109	13 G	Page 8 of 12

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jason Stoffer (“Stoffer”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6	SHARED VOTING POWER
		16,824,330 shares, of which 11,587,344 are directly owned by MEP V, 1,438,260 are directly owned by Maveron-Entrepreneurs’, and 3,798,726 are directly owned by Maveron-Associates. Maveron GP V, the general partner of MEP V, Maveron-Entrepreneurs’, and Maveron-Associates, may be deemed to have sole power to vote these shares, and Levitan, Wu, and Stoffer, the managing members of Maveron GP V, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0
8	SHARED DISPOSITIVE POWER.
		16,824,330 shares, of which 11,587,344 are directly owned by MEP V, 1,438,260 are directly owned by Maveron-Entrepreneurs’, and 3,798,726 are directly owned by Maveron-Associates. Maveron GP V, the general partner of MEP V, Maveron-Entrepreneurs’, and Maveron-Associates, may be deemed to have sole power to dispose of these shares, and Levitan, Wu, and Stoffer, the managing members of Maveron GP V, may be deemed to have shared power to dispose of these shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	16,824,330
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	14.9%[1]
12	TYPE OF REPORTING PERSON*	IN

1 Based on 96,215,382 shares outstanding as of November 1, 2022, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on November 9, 2022. The shares of the Reporting Person include 16,824,330 shares of Class B Common Stock, which are convertible into shares of Class A Common Stock at the election of the holder at an exchange rate of 1:1, and represent 11.3% of the issuer’s outstanding Common Stock, based on a total of 149,353,111 outstanding shares as of November 1, 2022, which represents 96,215,382 shares of Class A Common Stock and 53,137,729 shares of Class B Common Stock, assuming the conversion of all Class B Common Stock into Class A Common Stock.

CUSIP NO. 01675A109	13 G	Page 9 of 12

This Amendment No. 1 (“Amendment No. 1”) amends the Statement on Schedule 13G previously filed with the Securities and Exchange Commission on February 10, 2022 (the “Original Schedule 13G”) and is being filed by Maveron Equity Partners V, L.P., a Delaware limited partnership (“MEP V”), Maveron V Entrepreneurs’ Fund, L.P., a Delaware limited partnership (“Maveron-Entrepreneurs’”), MEP Associates V, L.P., a Delaware limited partnership (“Maveron-Associates”), Maveron General Partner V LLC, a Delaware limited liability company (“Maveron GP V”), and Dan Levitan (“Levitan”), David Wu (“Wu”), and Jason Stoffer (“Stoffer”). The foregoing entities and individuals are collectively referred to as the “Reporting Persons.” Only those items as to which there has been a change are included in this Amendment No. 1.

ITEM 2(A).	NAME OF PERSONS FILING

This Schedule 13G is filed by Maveron Equity Partners V, L.P., a Delaware limited partnership (“MEP V”), Maveron V Entrepreneurs’ Fund, L.P., a Delaware limited partnership (“Maveron-Entrepreneurs’”), MEP Associates V, L.P., a Delaware limited partnership (“Maveron-Associates”), Maveron General Partner V LLC, a Delaware limited liability company (“Maveron GP V”), and Dan Levitan (“Levitan”), David Wu (“Wu”), and Jason Stoffer (“Stoffer”). The foregoing entities and individuals are collectively referred to as the “Reporting Persons.” Pete McCormick (“McCormick”), a reporting person on the Original Schedule 13D, is no longer a managing member of Maveron GP V, and accordingly, is no longer a reporting person on this Amendment No. 1.

Maveron GP V is the general partner of MEP V, Maveron-Entrepreneurs’ and Maveron-Associates, and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by MEP V, Maveron-Entrepreneurs’ and Maveron-Associates. Levitan, Wu, and Stoffer are the managing members of Maveron GP V, and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by MEP V, Maveron-Entrepreneurs’ and Maveron-Associates.

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this Statement is provided as of December 31, 2022.

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

CUSIP NO. 01675A109	13 G	Page 10 of 12

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2023

MAVERON EQUITY PARTNERS V, L.P.	/s/ Mike Witkowski
By Maveron General Partner V LLC,	Signature
Its General Partner
Mike Witkowski, Chief Financial Officer

MAVERON V ENTREPRENEURS’ FUND, L.P.	/s/ Mike Witkowski
By Maveron General Partner V LLC,	Signature
Its General Partner
Mike Witkowski, Chief Financial Officer

MEP ASSOCIATES V, L.P.	/s/ Mike Witkowski
By Maveron General Partner V LLC,	Signature
Its General Partner
Mike Witkowski, Chief Financial Officer

MAVERON GENERAL PARTNER V LLC	/s/ Mike Witkowski
Signature

Mike Witkowski, Chief Financial Officer

DAN LEVITAN	/s/ Dan Levitan
Signature

DAVID WU	/s/ David Wu
Signature

JASON STOFFER	/s/ Jason Stoffer
Signature

CUSIP NO. 01675A109	13 G	Page 11 of 12

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	12

CUSIP NO. 01675A109	13 G	Page 12 of 12

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Allbirds, Inc. shall be filed on behalf of each of the Reporting Persons. Note that copies of the applicable Agreement of Joint Filing is already on file with the appropriate agencies.